News Release	For Immediate Release

PhotoChannel Releases 2nd Quarter Financials

Record Revenue for the 6 months ending March 31, 2007

VANCOUVER, BC - May 30, 2007, PhotoChannel Networks Inc. (TSX - V: PN; OTCBB: PNWIF) (“PhotoChannel” or the “Company”), the leading innovator in online media solutions for retailers, reports its financial results for the six month period ending March 31, 2007. The following discussion is qualified in its entirety by reference to the company’s financial statements and accompanying management discussion and analysis for the six months ended March 31, 2006, which are accessible on SEDAR at www.sedar.com.

During the first six months, the Company saw continued year over year growth from its retail partners’ online photofinishing offerings. The Company believes this will continue throughout 2007, as retailers attempt to maintain and increase their market share in this new consumer offering. The marketplace, where PhotoChannel provides one of the dominant online solutions for photofinishers, continues to accelerate rapidly. The unique features of the new PNI Digital Media Platform, such as the up-sell to higher margin items, is providing retailers with opportunities to expand their service capabilities to their consumers.

“PhotoChannel is pleased to report the strongest six months in its history, as we continue to experience triple digit transaction revenue growth year over year” states Peter Fitzgerald, Chairman and CEO of PhotoChannel. “During the first six months the Company invested, both time and money, on the development of the new PNI Digital Media platform, which now can offer both a best in class photo and music site experience for our retailers and their customers. With this new platform we continue to be fully committed to our photo offering and customer base, as we recognize that we can now compete with anyone in the world. We hope with the launch of our new music offering that we will further differentiate ourselves from our competition with the ease and ability to offer other forms of digital content. We are looking forward to the continued growth of revenues from both existing and new retailers.”

Fiscal Highlights

For Q2 - FY07 PhotoChannel reports:

•	Record revenues for the Company’s first six months of fiscal 2007 (the period ended March 31, 2007) of $2,839,185, up 107% or $1,465,326 over the corresponding period of 2006.

•
Revenues were driven by an increase in transaction fees, which increased by 224% for the six month period ended March 31, 2007 over the corresponding period of fiscal 2006. Professional, membership and installation fees also showed continued growth of 121%, 42% and 14%, respectively, over the corresponding six month period of fiscal 2006.

•
Organic transactional growth, from retailers using the PhotoChannel solution for over twelve (12) months, grew 139% during the second quarter of fiscal 2007 versus the corresponding quarter of fiscal 2006.

•	Signed an agreement with Sears Holdings Corporations’ Kmart division and has launched Kmart’s online photo service, located at www.kmart.com.

•	Launched its integration with Windows Vista Online Print Wizard. The new service is currently live for all 6,000 plus CVS locations.

•	Partnered with Wal-Mart to launch the latest version of Wal-Mart Canada’s marketing-leading online photo service located at www.walmartphotocentre.ca.

•	Partnered with PhotoTHIS to launch a new photo gifting site for Red Hat Society, www.redhatsociety.com. The new Online Photo Gifting website is located at www.redhatsocietystore.com.

•
Announced a private placement of 4.4 million Units at a price of US$3.40 per Unit for total gross proceeds of US$15,064,000. Each such Unit comprising one common share of the Company and one common share purchase warrant (“Warrant”). Each warrant entitling the purchase of one additional common share (“Warrant Share”) of the Company at a price of US$4.00 per share for a period of two years from the date of close. The Warrants include an acceleration provision pursuant to which, if the volume weighted average price of the common shares over a period of 30 consecutive trading days exceeds US$6.00 per share, the Company will have the right to accelerate the expiry of the Warrants to a date which is 20 business days after the date the Company provides written notice of the acceleration of the Warrant and on the Accelerated Expiry Date (i) the Warrants have been outstanding for at least four months and (ii) the Warrant Shares are the subject to a four month hold period in Canada which expires on July 31, 2007.

Subsequent Events

•
On April 25, 2007, it has reached an agreement with the board of director of Pixology PLC (“Pixology”) on a recommended all cash offer by the Company for all of the issued shares of Pixology for 40.0 pence per Pixology share (approximately Cdn$0.90 per Pixology share).

•
Eastman Kodak and CVS/pharmacy announced on May 22, 2007, that Kodak Gallery is now offering customers the ease and convenience of ordering digital prints through Kodak Gallery for same-day printing and pick-up at CVS/pharmacy locations nationwide. This new service is enabled by the PhotoChannel Network solution.

About PhotoChannel- Founded in 1995, PhotoChannel operates PNI Digital Media to provide services for major retailers, wireless carriers and content providers. The PNI Digital Media Platform connects consumer ordered digital content with retailers that have on demand manufacturing capabilities for the production of merchandise. Currently PNI Digital Media generates transactions for retailers and their thousands of locations across North America, including Wal-Mart Canada, CVS/pharmacy, Eckerd Drugs and Costco Canada. For more information please visit www.photochannel.com.

WARNING: The TSX Venture Exchange has neither approved nor disapproved the information contained in this release. PhotoChannel relies upon litigation protection for "forward-looking" statements.

Caveat

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PhotoChannel’s actual results could differ materially for those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com.

For Financial Information, Contact:
Robert Chisholm, CFO
(604) 893-8955 ext. 224
rchisholm@photochannel.com
Investor Information:  (800) 261-6796

For Media Inquiries, Contact:
Niti Maini
(604) 893-8955 ext. 313
nmaini@photochannel.com

NOTICE THAT FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED BY AN AUDITOR

PhotoChannel Networks Inc.
Interim Financial Statements for the period ended March 31, 2007

The Issuer’s auditors have not reviewed or been involved in the preparation of these financial statements.

PhotoChannel Networks Inc.
Consolidated Balance Sheets
Unaudited - Prepared by Management
(expressed in Canadian dollars)

	March 31, 2007	September 30, 2006

Assets

Current assets
Cash and cash equivalents	$3,246,134	$2,022,015
Cash held in trust	17,456,517	-
Accounts receivable	754,913	1,311,867
Inventory	76,181	80,190
Prepaid expenses	147,111	76,286

	21,680,856	3,490,358

Capital assets	1,613,227	1,235,789

Deferred charges	379,316	157,157

	$23,673,399	$4,883,304

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$2,443,349	$1,221,948
Deferred revenue - current portion	182,311	179,647

	$2,625,660	$1,401,595

Deferred revenue - long-term portion	22,184	46,947
	2,647,844	1,448,542

Shareholders’ Deficiency

Capital stock	$62,313,946	$49,115,790
Contributed surplus	10,279,214	9,958,544
Warrants	5,165,016	338,314
Deficit	(56,732,621)	(55,977,886)

	21,025,555	3,434,762

	$23,673,399	$4,883,304

Approved by the Board of Directors

“Peter Fitzgerald”	Director	“Cory Kent”	Director

The accompanying notes are an integral part of these financial statements.

PhotoChannel Networks Inc.
Consolidated Statements of Loss and Deficit
Unaudited - Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended		Six Months Ended
	March 31, 2007	March31, 2006	March 31, 2007	March31, 2006

Revenue	$1,317,923	$831,145	$2,839,185	$1,373,859

Expenses
General and administration	547,160	378,371	937,574	700,753
Sales and marketing	218,355	196,549	368,776	352,056
Network delivery	441,588	411,202	771,908	616,284
Research and development	730,196	578,593	1,324,726	974,252
Amortization	122,730	79,289	232,697	156,377

	2,060,029	1,644,004	3,635,681	2,799,722

Net loss from operations	(742,106)	(812,859)	(796,496)	(1,425,863)

Other Income (loss)
Foreign exchange gain (loss)	(1,407)	(5,103)	(1,979)	(8,618)
Interest and miscellaneous income	25,969	12,067	43,740	13,220
	24,562	6,964	41,761	4,602

Net loss for the period	(717,544)	(805,895)	(754,735)	(1,421,261)

Deficit - beginning of period	(56,015,077)	(53,960,951)	(55,977,886)	(53,345,585)

Deficit - end of period	$(56,732,621)	$(54,766,846)	$(56,732,621)	$(54,766,846)

(Loss) Gain per share attributable to common shareholders	$(0.03)	$(0.04)	$(0.03)	$(0.07)

Weighted average number of common shares outstanding	25,414,566	19,809,772	25,414,566	19,809,772

The accompanying notes are an integral part of these financial statements.

PhotoChannel Networks Inc.
Consolidated Statements of Cash Flows
Unaudited - Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended		Six Months Ended
	March 31, 2007	March 31, 2006	March 31, 2007	March 31, 2006

Cash flows from operating activities
Net (loss) gain for the period	$(717,544)	$(805,895)	$(754,735)	$(1,421,261)
Items not affecting cash
Amortization	122,730	79,289	232,697	156,377
Stock-based compensation expense	201,186	45,533	320,669	45,533

	(393,628)	(681,073)	(201,369)	(1,219,351)
Net change in non-cash working capital items	1,455,292	443,611	1,467,281	90,309

	1,061,664	(237,462)	1,265,912	(1,129,042)

Cash flows from investing activities
(Purchase) Disposal of property, plant and equipment	(170,223)	(28,330)	(610,135)	(296,995)

	(170,223)	(28,330)	(610,135)	(296,995)

Cash flows from financing activities
Decrease (increase) in cash held in trust	(17,456,517)	-	(17,456,517)	-
Issuance of common shares and warrants - net proceeds	16,185,674	-	16,185,674	1,533,000
Issuance of common shares on exercise of warrants and options	321,689	-	1,839,185	-

	(949,154)	-	568,342	1,533,000

Increase (decrease) in cash and cash equivalents	(57,713)	(265,792)	1,224,119	106,963

Cash and cash equivalents - beginning of period	3,303,847	560,073	2,022,015	187,318

Cash and cash equivalents - end of period	$3,246,134	$294,281	$3,246,134	$294,281

The accompanying notes are an integral part of these financial statements.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

1.	Summary of significant accounting policies

General

These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada, using the same accounting policies as outlined in Note 2 to the most recent audited consolidated financial statements for the year ended September 30, 2006. These unaudited interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2006. Certain comparative figures in the unaudited interim consolidated financial statements have been reclassified to conform to the current period presentation.

In the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated earnings, and consolidated cash flows as at March 31, 2007 and for all periods presented, have been made. The earnings for the six months ended March 31, 2007 are not necessarily indicative of the earnings for the full year ending September 30, 2007. All amounts herein are expressed in Canadian dollars unless otherwise noted.

All material inter-company balances and transactions are eliminated upon consolidation.

Nature of operations and going concern

The Company may have capital requirements in excess of its currently available resources. The Company may be dependent upon the proceeds of future financings to further finance the development and implementation of its business objectives. While these unaudited interim consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there may be conditions that cast doubt on the validity of this assumption. The Company’s ability to continue its operations may be dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs in an industry characterized by rapid technological change. There is no assurance that the Company will be successful in achieving any or all of these objectives in the foreseeable future.

Management is implementing a plan to address these uncertainties and to enable the Company to continue as a going concern through the end of fiscal year 2007 and beyond. This plan may include obtaining debt or equity financing in amounts sufficient to sustain operations, expanding the Company’s customer base, and increasing revenues from operations. However, there is only a limited operating history with the existing business model, and there is no assurance that the necessary financing can be obtained or on what terms it may be obtained, if required. The accompanying financial statements do not include any adjustments, which may be material, to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of this uncertainty.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

Research and development

Research costs are expensed in the period incurred. Where, in the opinion of management, the deferral criteria established under GAAP are satisfied in all material respects, development costs are capitalized and amortized over the estimated life of the related products. Otherwise, development costs are charged as an expense in the period incurred. To date, no development costs have been deferred.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization of property, plant and equipment is charged over the estimated useful lives of the assets at the following annual rates:

Computer equipment	30% straight-line
Software	33% - 100% straight-line
Furniture and office equipment	20% straight-line
Leasehold improvements	life of the lease

The Company assesses the carrying value of long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying value may not be recoverable from future undiscounted cash flows. An impairment loss equal to the difference in the asset carrying value and its fair value is recognized in the period in which the determination is made.

Leases

Leases in which a significant portion of the risk and rewards of ownership are retained by lessor are classified as operating leases. Payments made under operating leases are charged to the statement of operations and deficit on a straight-line basis over the term of the lease.

Deferred charges

During fiscal 2006, the Company entered into a contract with a customer which included the provision for a cash rebate of transactional revenues billed over a fixed period of time. This amount is presented as deferred charges and is being amortized on a straight-line basis over a 30-month period.

During the period, the Company entered into arrangements and incurred costs associated with the potential acquisition of Pixology plc and such cost have been recorded as deferred charges.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

Revenue recognition

Revenue is earned from the provision of the PhotoChannel Network to electronically connect photo-finishing retailers to their customers through the Internet. Revenue received in advance from installation services for the set-up of a customer website is recorded as deferred revenue and is recognized into income over the estimated term of the customer relationship period. Revenue from monthly membership fees from photo-finishing retailers for the connection to the PhotoChannel Network is recognized as the service connection is provided. Revenue from commissions earned on transactions processed by the photo-finishing retailers, utilizing the PhotoChannel Network, is recognized at the time the digital image processing services are provided to the end customer. Revenue from archive fees from online image storage is recognized as the service is provided.

Vendor consideration given to a customer

On October 1, 2005, the Company adopted Emerging Issues Committee Astract 156, “Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of a Vendor’s Products)” (EIC-156). In 2005 and 2006, the Company entered into sales agreement(s) with certain customer (s) where there are provisions for cash consideration if certain sales thresholds are met. Cash consideration offered by the Company to a customer is recorded as a reduction in sales revenue in the Company’s income statement.

EIC-156 was retroactively applied with no impact on prior year sales revenue.

Share issue costs

Direct costs associated with an issue of capital stock or special warrants are deducted from the related proceeds at the time of the issue.

Stock-based compensation plan

The Company has a stock option plan, which is described in note 6 to the most recent audited consolidated financial statements for the year ended September 30, 2006. Options issued are accounted for in accordance with the fair value method of accounting for stock-based compensation as defined in the provisions of CICA Handbook Section 3870 “Stock-Based Compensation and other Stock-Based Payments”. The cost of the options is charged to earnings with an offsetting amount recorded to contributed surplus based on an estimate of the fair value determined using the Black-Scholes option pricing mode. The section applies to certain awards outstanding on the date of adoption, being October 1, 2004 for the Company, and relates to all awards granted on or after October 1, 2002. As a result, the Company applied the recommendations with retroactive application and recorded an adjustment to opening deficit of $314,011 in the fiscal year of 2005. Previously, the Company disclosed the pro forma effect of employee stock-based compensation expense in the notes to the financial statements.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

Financial instruments

Financial instruments are classified in accordance with the substance of the contractual arrangement. Financial liabilities, which are defined as any contractual obligation to deliver cash or another financial asset to another party, are classified as liabilities. Where a financial instrument contains both a debt and equity component, the instruments are presented at their component fair values at the time they were originally issued.

Net loss per share

Basic net earnings (loss) per share are computed using the weighted average number of common shares outstanding during the year. The treasury stock method is used for the calculation of diluted net earnings (loss) per share. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

Foreign currency transactions and translation

Monetary assets and liabilities of the Company denominated in foreign currencies are translated into Canadian dollars at the exchange rate prevailing at the balance sheet date. Revenue and expenses denominated in foreign currencies are translated at the exchange rate prevailing at the transaction date. Exchange differences are included in the statement of loss as they arise.

Use of estimates and measurement uncertainty

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and other reported amounts in the consolidated financial statements and the related notes. Significant estimates and assumptions are necessary in the determination of the recoverable amounts for property, plant and equipment and in the determination of the value ascribed to the components of stock-based transactions. Actual results may differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.

Fair values

The fair values of cash and cash equivalents, cash held in trust, accounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts due to the near-term maturity of these instruments.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not.

Comparative amounts

Comparative amounts have been reclassified, when necessary, to conform to the presentation adopted in the current year.

2.	Accounts receivable

	As at March 31, 2007	As at September 30, 2006

Trade accounts receivable	$754,913	$1,311,867
Total	$754,913	$1,311,867

3.	Capital stock, stock options and loans receivable

a)	Capital stock

Issued	As at March 31, 2007	As at September 30, 2006

Common shares	31,716,283	26,048,359(1)
Amount	$62,313,946	$49,115,790

(1)
On November 2, 2006, the Company implemented a consolidation of its common shares on a one-new-common-share-for-10-old-common-shares basis. This number has been adjusted to reflect the post consolidated amount at September 30, 2006 for comparison purposes.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

b)	Options

The Company has a stock option plan (the “Plan”) which is described in note 6 to the most recent audited consolidated financial statements for the year ended September 30, 2006. The Plan grants to directors and certain employees of the Company the option to common shares of the Company. The Plan allows for a maximum of 10% of the Company’s issued and outstanding common shares be reserved for issuance, less any previously outstanding options. As at March 31, 2007, the Company has reserved 3,171,628 common shares. The exercise price of each option is determined by the market price of the Company’s stock on the date of the grant and an options’ maximum term is five years. Options generally vest over eighteen (18) months. During the six months ended March 31, 2007, 745,000 options (2005 - nil) were granted to employees.

4.	Business segment information

The Company only reportable segment is the provision of digital image delivery, hosting, storage and financial reporting for photo-finishing retailers.

The Company’s sales by geographical area are as follows:

Revenue	Canada	US	Other

For the six months ended March 31, 2007	$2,178,666	$650,738	$9,781
For the six months ended March 31, 2006	$1,292,491	$80,961	$407

Revenue is attributable to the geographic location of the Company’s customer. As at March 31, 2007 and 2006, all of the Company’s property, plant and equipment were located in Canada.

5.	Revenue

	Six Months	Twelve Months
Description	March 31, 2007	September 30, 2006

Installation fees	$423,119	$1,239,930
Membership fees	467,642	751,408
Transaction commission fees	1,761,784	1,687,204
Archive fees	30,007	111,561
Professional fees	156,633	285,048
Total	$2,839,185	$4,075,151

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

6.	Expense details

March 31, 2007
General and administration
Accounting and legal	$84,267
Investor relations	16,788
Office and miscellaneous	148,456
Public company fees	48,346
Salaries	269,159
Consulting	151,924
Stock-based compensation expense	152,266
Interest	469
Rent	65,899
$937,574

Sales and marketing
Salaries	$163,589
Consulting	76,905
Printing, advertising and promotion	31,483
Travel and Miscellaneous	53,577
Stock-based compensation expense	43,222
$368,776

Network Delivery
Telecommunication costs	$117,494
Customer Service	190,362
Lab system installation	339,082
Other	121,051
Stock-based compensation expense	3,919
$771,908

Research and development
Salaries	$613,790
Consulting	493,757
Miscellaneous	95,917
Stock-based compensation expense	121,262
$1,324,726

7.	Reconciliation to accounting principles generally accepted in the United States of America

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (“US GAAP”).

The reconciliation of the loss for the year based on Canadian GAAP to US GAAP is as follows:

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

The financial information set out below as at March 31, 2007 and for the six months ended March 31, 2006 is unaudited: however, such information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods presented.

(a)	The reconciliation of the loss for the period based on Canadian GAAP to US GAAP is as follows:

	March 31, 2007 (Unaudited) $	March 31, 2006 (Unaudited) $

Net loss for the period under Canadian GAAP	717,544	805,895
Compensation expense (i)	-	(19,266)

Net loss and comprehensive loss for the period under U.S. GAAP (ii)	717,544	786,629

Basic and fully diluted loss per share under U.S. GAAP	0.03	0.04

At March 31, 2007, 6,048,134 warrants (2006 - 850,000) and 2,027,733 options (2006 - 1,474,177) were outstanding and could potentially dilute basic earnings per share, but were excluded from the calculation of diluted shares as their effects would anti-dilutive.

(b)	The reconciliation of the balance sheet between Canadian GAAP and U.S. GAAP is as follows:

	2007 $	2006 $

Warrants liability (iii)
Canadian GAAP	-	-
U.S. GAAP	5,011,481	-

Goodwill (iv)
Canadian GAAP	-	-
U.S. GAAP	6,511,063	6,511,063

(c)	The reconciliation of shareholder’s equity between Canadian GAAP and U.S. GAAP is as follows:

	Capital stock $	Contributed surplus (i) $	Warrants $	Deficit (i), (iii) and (iv) $	Total shareholders equity $

Balance - March 31, 2006
Canadian GAAP	44,997,289	9,365,818	843,020	(54,766,846)	439,281
U.S. GAAP	44,889,129	11,723,819	843,020	(50,505,624)	6,950,344

Balance - March 31, 2007
Canadian GAAP	62,313,946	10,279,214	5,165,016	(56,732,621)	5,034,550
U.S. GAAP	62,205,786	12,637,215	153,535	(52,471,399)	11,545,613

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

(i)	Stock-based compensation

Under US GAAP, effective October 1, 2006, the Company adopted Financial Accounting Standards Board Statement (“FAS”) 123(R) “Share-Based Payment”, a revision to FAS 123 “Accounting for Stock-Based Compensation.” FAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period. Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.

Pursuant to the provisions of FAS 123(R), the Company applied the modified prospective transition method. Under this method, the fair value provisions of FAS 123(R) is applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after October 1, 2006. Measurement and attribution of compensation costs for unvested awards at October 1, 2006, granted prior to the adoption of FAS 123(R) are recognized based upon the provisions of FAS 123(R), after adjustment for estimated forfeitures as discussed below.

Since the Company did not previously estimate forfeitures in the calculation of employee compensation expense under their previous policy, upon adoption of FAS 123(R), the Company determined the cumulative effect of a change in accounting principle to reflect the estimated forfeitures for unvested stock options outstanding at September 30, 2006 was immaterial for adjustment..

At March 31, 2007, the total compensation cost related to non-vested awards not yet recognized was $678,805, which will be recognized over the remaining vesting period of 14 months.

Prior to FAS 123(R), the Company followed U.S. GAAP policy of FASB Statement No. 123 “Accounting for Stock-Based Compensation” (FAS 123), which are substantially harmonized with the Company’s existing Canadian GAAP recommendations. Therefore, there is no GAAP difference for stock-based compensation and awards granted in fiscal 2007 and 2006.

FAS 123 required the Company to provide pro forma information regarding net loss and loss per share as if compensation for the Company’s stock option plans had been determined in accordance with the fair value based method prescribed in SFAS 123.

The weighted average fair value of options granted during the second quarter of fiscal 2007 was $0.07 (2005 - $0.04) and was calculated using the Black-Scholes option pricing model following the same assumptions disclosed under Canadian GAAP. The effect of pro forma compensation expense on the Company’s loss and loss per share is as follows:

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

	2007 $	2006 $

Loss per U.S. GAAP	717,544	805,895
Stock-based compensation expense included in above	(201,186)	(45,533)
Stock-based compensation expense had the fair value method been applied to all awards	201,186	19,266

Pro forma loss	717,544	779,628

Pro forma basic and diluted loss per share	0.03	0.04

(ii)	Comprehensive loss

U.S. GAAP requires disclosure of comprehensive income (loss), which is intended to reflect all changes in equity except those resulting from contributions from owners. There are no material adjustments required to present comprehensive income (loss) for the purposes of these consolidated financial statements.

(iii)	Warrant Liability

Under US GAAP, the SEC determined that it is not possible to treat as equity, warrants whose exercise price currency denomination is different from the functional currency of the entity. The SEC generally views such instruments as derivative liabilities. Therefore the Company applied FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and allocated the fair value of warrants issued whose exercise price currency denomination is different that the Company’s functional currency as a liability, to be carried at fair value, with changes in fair value to be recorded in earnings. There was no change in fair value of these warrants for the period ended March 31, 2007 and no impact to earnings.

(iv)	Redemption of Limited Partnership units

As described in note 7 of the Company’s annual consolidated financial statements included in its Annual Report on Form 20-F, for Canadian GAAP purposes, the redemption of the Limited Partnership units was recorded as a charge to deficit. Under US GAAP, the Company applied SFAS No. 141, “Business Combinations”, and allocated the cost of issuing the common shares and share purchase warrants to goodwill, after first considering any allocation to tangible and intangible assets acquired. This resulted in an increase of $6,511,063 in goodwill and shareholders’ equity. Under U.S. GAAP, goodwill is subject to an annual impairment test. The Company applies SFAS No. 142, “Goodwill and other intangible assets”, in determining if there is any impairment in value. As at March 31, 2007, no impairment in value has been recorded to date.

(v)	Cash flow statement

The Canadian accounting standard for the preparation of cash flow statements is consistent with the guidance provided by International Accounting Standard (IAS) 7, and accordingly, the cash flow statements presented herein have not been reconciled to U.S. GAAP under the accommodation provided by the Securities and Exchange Commission of the United States (SEC).

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

(vi)	Accounts receivable

No allowance for doubtful accounts has been included in accounts receivable in second quarter of fiscal 2007 and 2006.

(vii)	Commitments:

During the second quarter of fiscal 2007, the Company incurred operating lease expenses of $29,709 (2006 - $19,517).

(viii)	Recent U.S. announcements

SFAS accounting changes and error corrections

SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principles effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect this statement to impact the financial statements.

SFAS 159 "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115" permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments and becomes effective for fiscal years beginning on or after November 15, 2007. The Company has not yet determined the impact of this statement.

Staff Accounting Bulletin (SAB) 108 expresses the view of Securities Exchange Commissions (SEC) staff on prior year misstatements and their effect in current year financial statements. The bulletin addresses how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement and is effective for years ending after November 15, 2006. The Company does not expect this bulletin to impact their financial statements.

FASB Interpretation 48: Accounting for uncertainty in income taxes

Prescribes a recognition and measurement model for tax positions taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Effective for fiscal years beginning after December 15, 2006. The Company is currently determining the impact, if any, of this interpretation.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

Share-based payment

SFAS 123(R) supersedes APB 25 and related implementation guidance, and revises SFAS 123 in a number of areas. Under SFAS 123(R), all forms of share-based payment to employees result in compensation cost recognized in financial statements and pro forma disclosure will no longer be permitted with respect to employee stock options. SFAS 123(R) will become effective for the Company beginning on the Company’s 2007 fiscal year.

Staff Accounting Bulletin (SAB) 107 expresses views of SEC staff related to SFAS 123(R). In particular, this SAB provides guidance related to transactions with non-employees, transition from non-public to public entity status, valuation methods and assumptions, the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS 123(R) in an interim period, capitalization of compensation cost, accounting for income tax effects, modification of employee share options prior to adoption of SFAS 123(R), and disclosures in Management’s Discussion & Analysis. The Company is currently assessing the impact of FAS 123(R).

FAS 157: Fair value measurements

FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. These definitions would be applied effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently determining the impact of this statement.

(ix)	Recent Canadian GAAP announcements

CICA HB 1506: Accounting changes

The revision establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors, replacing former CICA 1506. These changes are effective for interim and annual financial statements relating to years beginning on or after January 1, 2007. The Company does not expect this revision to impact the financial statements.

CICA HB 1530: Other Comprehensive Income; 3855: Financial Instruments - Recognition and Measurement; and 3865: Hedging

In 2005, the CICA issued three new standards on accounting for financial instruments: Sections 1530, 3855, and 3865. These standards also triggered almost 100 pages of consequential amendments to other Handbook sections, including a new section on equity. The new requirements are effective for public companies for periods starting on or after October 1, 2006.

The new standards emphasize the use of fair value, rather than historical cost, as the basis for accounting for financial instruments. Fair value accounting is mandatory for certain instruments, such as equity investments in public companies and derivatives, and permissible for almost all others. In addition, the standards can affect how a company accounts for an instrument under the historical cost method. The Company has determined their will be minimal impact on financial statements beginning in fiscal 2007 and no impact on the current financial statements.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

8.	Subsequent event

On April 25, 2007, the Company announced that it had reached an agreement with the board of directors of Pixology PLC (“Pixology”) on a recommended all cash offer by the Company for all of the issued and to be issued shares of Pixology (the “Offer”) for 40.0 pence per Pixology share (approximately Cdn$0.90 per Pixology share). Pixology had 20,273,840 ordinary shares issued and outstanding. The Offer values the existing issued share capital of Pixology at approximately £8.1 million (approximately Cdn$18,225,000). The Offer Price represents a premium of approximately: 55.3 per cent. to the closing price of 25.75 pence per Pixology Share on April 25, 2007, the last business day prior to the announcement of the Offer; and 19.4 percent to the closing price of 33.5 pence per Pixology Share on October 24, 2006, being the last business day prior to the commencement of the offer period. The Company will use its currently available cash reserves to complete the acquisition.

MANAGEMENT DISCUSSION & ANALYSIS

SECOND QUARTER 2007

This discussion and analysis is a review of the operating results, financial condition, and business risks of PhotoChannel Networks Inc. (“PhotoChannel” or the “Company”). This discussion should be read in conjunction with the Management’s Discussion and Analysis presented in PhotoChannel’s 2006 Annual Report and the consolidated financial statements and accompanying notes for the six months ended March 31, 2007 and 2006. The financial information reported herein has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and is presented in Canadian dollars, unless otherwise noted.

This discussion and analysis may contain forward-looking statements. Statements which are not historical facts reflect the Company’s views at May 30, 2007 with respect to future events and are subject to certain risks, uncertainties and assumptions. These risks and assumptions include, but are not limited to, changes in the market for our services, changes in the economy, increasing competition in our market, the risk of loss of current customers, risks related to changes in technology, employee retention, inability to deliver on contracts, failure of customers to adequately market the online photo-finishing services they provide, foreign exchange, and risks with respect to our financial capacity. These risks are set out in greater detail in our Form 20F filed for the year ended September 30, 2006, available on the SEC’s website at http://www.sec.gov/edgar.shtml. The Company’s actual results could differ materially from those expressed or implied by such forward-looking statements.

We are pleased to provide you with an update on the progress PhotoChannel made in its second quarter of fiscal 2007, represented by the period ended March 31, 2007.

Business Highlights

For Q2 - FY07 PhotoChannel reports that:

•	Record revenues for the Company’s first six months of fiscal 2007 (the period ended March 31, 2007) of $2,839,185, up 107% or $1,465,326 over the corresponding period of 2006.

•
Revenues were driven by an increase in transaction fees, which increased by 224% for the six month period ended March 31, 2007 over the corresponding period of fiscal 2006. Professional, membership and installation fees, also showed continued growth of 121%, 42% and 14%, respectively, over the corresponding second quarter of fiscal 2006.

•
Organic transactional growth, from retailers using the PhotoChannel solution for over twelve (12) months, grew 139% during the second quarter of fiscal 2007 versus the corresponding quarter of fiscal 2006.

•	It signed an agreement with Sears Holdings Corporations’ Kmart division and has launched Kmart’s online photo service, located at www.kmart.com.

•	It launched its integration with Windows Vista Online Print Wizard. The new service is currently live for all 6,000 plus CVS locations.

•	It has partnered with Wal-Mart to launch the latest version of Wal-Mart Canada’s marketing-leading online photo service located at www.walmartphotocentre.ca.

•	It partnered with PhotoTHIS to launch a new photo gifting site for Red Hat Society, www.redhatsociety.com. The new Online Photo Gifting website is located at www.redhatsocietystore.com.

•
It announced a private placement of 4.4 million Units at a price of US$3.40 per Unit for total gross proceeds of US$15,064,000. Each such Unit comprising one common share of the Company and one common share purchase warrant (“Warrant”). Each warrant entitling the purchase of one additional common share (“Warrant Share”) of the Company at a price of US$4.00 per share for a period of two years from the date of close. The Warrants include an acceleration provision pursuant to which, if the volume weighted average price of the common shares over a period of 30 consecutive trading days exceeds US$6.00 per share, the Company will have the right to accelerate the expiry of the Warrants to a date which is 20 business days after the date the Company provides written notice of the acceleration of the Warrant and on the Accelerated Expiry Date (i) the Warrants have been outstanding for at least four months and (ii) the Warrant Shares are the subject to a four month hold period in Canada which expires on July 31, 2007.

Subsequent Events

•
On April 25, 2007, it has reached an agreement with the board of director of Pixology PLC (“Pixology”) on a recommended all cash offer by the Company for all of the issued shares of Pixology for 40.0 pence per Pixology share (approximately Cdn$0.90 per Pixology share).

•
Eastman Kodak and CVS/pharmacy announced on May 22, 2007, that Kodak Gallery is now offering customers the ease and convenience of ordering digital prints through Kodak Gallery for same-day printing and pick-up at CVS/pharmacy locations nationwide. This new service is enabled by the PhotoChannel Network solution.

RESULTS OF OPERATIONS

	Six month ended	Six month ended
	March 31, 2007	March 31, 2006

Revenue	$2,839,185	$1,373,859
Loss from operations	(796,496)	(1,425,863)
Net loss	(754,735)	(1,421,261)
Basic and diluted net loss per share	$(0.03)	$(0.07)

The Company has four main sources of revenue derived from the provision of the PhotoChannel Network (the “Network”) to electronically connect photo-finishing retailers to their customers through the Internet: installation revenue; membership fees; transaction fees; and archive fees. For further information on the Company’s revenue recognition policies, see Critical Accounting Estimates, Revenue Recognition, below in this report.

Network revenue increased 107% to $2,839,185 for the six month period ending March 31, 2007 compared to the same period last year. Revenue from Canadian retailers increased 69% or $886,175 from the same period last year. The increase was attributable to three factors: organic growth in usage of the Network from customers of the Company’s photo-finishing retailers; the Company’s retailers commencing to print in-store; and additional customers using the Network. Revenue from US retailers increased 704% or $569,777 from the same period last year. This increase was primarily due to new customers using the Network and US retailers commencing to print in-store.

Increases were seen in transaction, professional, membership and installation fees, which increased 224%, 121%, 42% and 14%, respectively, for the period six months ending March 31, 2007. Transaction revenue for the six month period ended March 31, 2007 was up 224% from the comparable period of fiscal 2006 from $543,673 to $1,761,784. This quarter, transactional revenue comprised 54% of total revenue, up from 37% of total revenue during the second quarter of fiscal 2006. The Company believes that the increase in transactional revenue signals growing adoption of the use of the Network.

Professional fees were up 121% or $85,816 from the corresponding six month period of fiscal 2006, as the Company provided more marketing assistance to its retailer base. Installation fees increased by 14% from the same period of fiscal 2006 from $370,177 to $423,119, as a result of customers connecting stores directly to the Network to facilitate in-store printing of photos and installation of CD burning devices in certain Wal-Mart locations, which will allow Wal-Mart to produce picture CD’s in-store, as well as music CD’s in the future. These installation fees are offset by the cost of installing the locations in the amount of $339,082. As a result of past and new installations, membership fees also increased 42% or $138,629 over the same period of fiscal 2006. With the increased number of installations, the Company expects to see membership fees remain constant or to increase as stores of new and existing customers continue to be connected to the Network.

The costs of operations for the six month period ended March 31, 2007 were $3,635,681, up 30% or $835,959 when compared to the same period of fiscal 2006. This increase was primarily attributable to: an increase in research and development as the Company continues to enhance its current product offering and develop a new music platform, and an increase in Network delivery costs as a result of installation of hardware and software upgrades.

Research and development expenses for the six months ended March 31, 2007 increased by $350,474 to $1,324,726, an increase of 36% from the comparable period of 2006. This increase was primarily due to an increase in staffing and consultants to develop the next generation multi-media Digital Content distribution platform and a stock-based compensation expense resulting from the distribution of stock options, as incentive, to the development team. The completion of the new platform allows the Company to offer both a one hour in-store printing solution and music component to existing and new customers.

Network delivery expenses for the six months ended March 31, 2007 increased by $155,624 to $771,908, an increase of 25% from the comparable period of 2006. This increase was primarily due to an increase of $69,702 or 26%, related to the installation of lab systems required for direct to in-store printing and CD burning equipment. As well, customer service costs increased by $26,104 to $190,362, an increase of 16% from the comparable period of 2006 due to additional staffing required as transaction volume generated by the Company’s new and existing customers increased.

General and administration expenses for six months ended March 31, 2007 2006 increased by $236,821 to $937,574, an increase of 34% from the comparable period of 2006. This increase was primarily due to a charge for stock-based compensation, but also from increases in accounting and legal, office and miscellaneous, public company fees and rent, while being partially offset by a reduction in consulting fees paid.

Sales and marketing expenses for the six months ended March 31, 2007 increased by $16,720 to $368,776, an increase of 5% from the comparable period of 2006. This increase was primarily due to a charge for compensation expense, along with increases travel and miscellaneous, while being partially offset by a reduction in printing, advertising and promotion.

Amortization expense for the six months ended March 31, 2007 increased by $76,320 to $232,697, an increase of 49% from the comparable period of 2006. This increase was due to the purchase of additional equipment and software to handle the growing transactional volume, along with new PC’s related to existing and additional staffing.

The Company recorded a six month net loss attributable to common shareholders of $754,735 or $0.03 per share compared to $1,421,261 or $0.07 per share in the same period last year. This decrease of 47% was primarily due to increases in revenues as the volume of network transactions conducted through the Network continues to increase.

Contingencies

As of May 20, 2007, there were no legal proceedings material to the Company to which the Company or its subsidiaries are a party or to which their property is subject, nor to the best of the knowledge of management, are any such legal proceedings contemplated.

FINANCIAL CAPABILITY

As at March 31, 2007, the Company had working capital of $19,033,012 compared to working capital deficiency of $571,412 as at March 31, 2006. The cash and cash equivalents on hand, including cash held in trust, at the period ended were $20,702,651. As a start-up, which continues to strive for profitability, the Company’s main source of funds to meet cash shortfalls has been, and may continue to be, the sale of equity capital. If additional capital is necessary and requisite funding on acceptable terms cannot be attracted in a timely fashion, the Company may be forced to delay activities and, possibly, lose market opportunities to competitors. Similarly, delayed financing could force reductions in planned marketing, product deployment and development expenditures, resulting in delays in meeting its business objectives. The Company does not have any immediate cash requirements for its ongoing operations.

The contractual obligations and payments due for each of the next three years have not materially changed from the Management’s Discussion and Analysis presented in the 2006 Annual Report.

TAXATION AND OTHER NON-OPERATING ITEMS

Since inception PhotoChannel has sustained significant tax losses and continues to strive to generate sufficient revenues to cover its operating costs in an industry characterized by rapid technological change.

FUTURE ACCOUNTING CHANGES

In January 2005, the Canadian Institute of Chartered Accountants ("CICA") released new Handbook Section 3855, "Financial Instruments - Recognition and Measurement", effective for annual and interim periods beginning on or after October 1, 2006. This new section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount, sometimes using fair value and other times using cost-based measure. It also specifies how financial instrument gains and losses are to be presented and defines financial instruments to include accounts receivable and payable, loans, investments in debt and equity securities, and derivative contracts. The Company is in the process of determining the impact of the adoption of this standard on its consolidated results of operations or financial position.

CRITICAL ACCOUNTING ESTIMATES

PhotoChannel prepares its financial statements in accordance with GAAP. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based upon historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated on an ongoing basis and form the basis for making judgments regarding the carrying values of assets and liabilities and the reported amount of revenues and expenses. Actual results may differ from these estimates under different assumptions.

Revenue recognition

Revenue is earned from the provision of the PhotoChannel Network which enables photo-finishing retailers to electronically connect to their customers through the Internet. Revenue received in advance from installation services for the set-up of a customer website is recorded as deferred revenue and is recognized into income over the estimated term of the customer relationship period. Revenue from monthly membership fees from photo-finishing retailers for the connection to the PhotoChannel Network is recognized as the service connection is provided. Revenue from commissions earned on transactions processed by the photo-finishing retailers utilizing the PhotoChannel Network is recognized at the time the digital image processing services are provided to the end customer. Revenue from archive fees from online image storage is recognized as the service is provided. Revenue for professional fees from development and marketing are recognized as the service is provided.

Income taxes

The company uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not.

BUSINESS RISKS

The business risks described in the Management’s Discussion and Analysis presented in the 2006 Annual Report have not materially altered.

MANAGEMENT’S STATEMENT OF RESPONSIBILITY

The consolidated financial statements contained in this report have been prepared by management in accordance with generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of the consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in this report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

Management maintains a system of internal accounting controls to provide reasonable assurance that the Company’s assets are safeguarded and accounted for, and to facilitate the preparation of relevant, reliable, and timely financial information. Where necessary, management uses its best judgment to make estimates required to ensure fair and consistent presentation of this information.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There has been no change in the Company's internal control over financial reporting during the Company's second quarter of fiscal 2007, ended March 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and exercises this responsibility principally through the Audit Committee. The Audit Committee includes three directors, two of whom are not involved in the daily operations of the Company. The functions of the Audit Committee are to review the quarterly and annual consolidated financial statements; review the adequacy of the system of internal controls; review any relevant accounting, financial and security regulatory matters; and recommend the appointment of external auditors.

QUARTERLY FINANCIAL INFORMATION

The following table provides selected quarterly information for PhotoChannel’s eight most recent quarters. This information is unaudited, but reflects all adjustments of a normal, recurring nature which are, in the opinion of management, necessary to present a fair statement of PhotoChannel’s results of operations for the periods presented. Quarter-to-quarter comparisons of PhotoChannel’s financial results are not necessarily meaningful and should not be relied upon as an indicator of future performance.

	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,
	2005	2005	2005	2006

Revenue	$564,775	$556,372	$542,714	$831,146

Net loss from operations	892,617	1,046,061	613,004	812,858

Net loss for the period	896,780	1,030,701	615,366	805,895

Basic and diluted net loss per share	$0.01	$0.01	$-	$-

	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,
	2006	2006	2006	2007

Revenue	$1,310,520	$1,390,771	$1,521,262	$1,317,923

Net loss from operations	1,044,524	168,774	54,390	742,106

Net loss for the period	1,025,636	185,404	37,191	717,544

Basic and diluted net loss per share	$-	$0.01	$-	$0.03

QUARTERLY REVENUE BREAKDOWN

	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,
	2005	2005	2005	2006

Revenue	$	$	$	$

Installation fees	245,846	153,236	79,017	291,160
Membership fees	132,093	142,276	158,655	170,358
Transaction commission fees	134,863	181,797	233,733	309,940
Archive fees	30,637	31,011	30,056	30,123
Professional fees	21,336	48,052	41,253	29,564

Total Revenues	564,775	556,372	542,714	831,145

	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,
	2006	2006	2006	2007

Revenue	$	$	$	$

Installation fees	472,639	397,114	143,063	280,056
Membership fees	196,607	225,788	232,479	235,163
Transaction commission fees	482,938	660,593	1,044,195	717,589
Archive fees	30,119	21,263	15,007	15,000
Professional fees	128,218	86,013	86,518	70,115

Total Revenues	1,310,521	1,390,771	1,521,262	1,317,923

OUTSTANDING SHARE INFORMATION AS AT MAY 30, 2007

Authorized
Common shares	Unlimited
Preferred shares	Unlimited

Issued and outstanding
Common shares	33,295,259

Options Outstanding	1,644,808
Warrants Outstanding	4,857,147

Caveat

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PhotoChannel’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, technological shifts, employee retention, contract inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com.

Notice of no auditor review of interim consolidated financial statements

Under National Instrument 51-102, Part 4, subsection 4.3 (3)/(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by and auditor.

The interim consolidated financial statements of the Company, as at and for the period ended March 31, 2007, have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

ADDITIONAL INFORMATION

Additional information related to the Company can be found on SEDAR at www.sedar.com.